SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  December, 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR ANNOUNCES 39
TH
 BASE AT FARO
3 AIRCRAFT, 28 ROUTES AND 1.3M PASSENGERS P.A. FROM 2010

500,000 €5 JANUARY SEAT SALE

Ryanair, the world's favourite airline, today (16
th
 Dec 09) announced it would open its 39
th
 base at Faro in March 2010 with 3 based aircraft and 14 new routes (28 in total) being launched. Ryanair will create over 150 direct jobs and offer over 200 weekly flights to/from Faro in an investment of over $200 million in the airport.

Ryanair's 14 new routes from Faro to Billund, Birmingham, Derry, Eindhoven, Kerry, Knock, Madrid, Marseille, Maastricht, Milan (Bergamo), Oslo (Rygge), Paris (Beauvais) and Stockholm (Skavsta) will increase Ryanair's traffic at Faro to 1.3million p.a. which will sustain 1,300 well paid local jobs in the region.

Ryanair celebrated its new Faro base by releasing 500,000 €5 seats for travel on Mondays, Tuesdays and Wednesdays on over 500 routes across its European network in January. These €5 seats are available for booking on
www.ryanair.com
 until midnight Thursday (17
th
 Dec).

In Faro today, Ryanair's Michael O'Leary said:

"Ryanair is delighted to announce Faro as our 39
th
 base with 14 new routes from next March which go on sale on
www.ryanair.com
 tomorrow. With a total of 28 low fare routes from Faro next summer Portuguese consumers and visitors can beat the recession by choosing Ryanair's lowest fares and our no fuel surcharge guarantee on 28 exciting destinations all over Europe including France, Italy and Germany among others.  Ryanair's 1.3m passengers p.a. will sustain 1,300 jobs locally at Faro Airport".

14 New Faro routes in 2010 to:

To	Date	To	Date
Billund	30 Mar	Marseille	30 Mar
Birmingham	28 Mar	Maastricht	27 Apr
Derry	30 Mar	Memmingen (Mun)	27 Apr
Eindhoven	27 Apr	Milan (Bergamo)	25 Mar
Kerry	30 Mar	Oslo (Rygge)	30 Mar
Knock	30 Mar	Paris (Beauvais)	27 Apr
Madrid	27 Apr	Stockholm (Skavsta)	30 Mar
Guilhermino Rodrigues, CEO of ANA, said:

"This is a great day for our airport and our region as Europe's largest airline opens a base in Faro. Today's announcement shows Faro as an exception in the sector and will help create much needed jobs. It shows Ryanair shares our confidence in the tremendous opportunity for strong market growth at Faro".

Ends.                                                                      Wednesday, 16
th
 December 2009

For further information:
Stephen McNamara – Ryanair                           Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1271                                        Tel: 00 353 1 498 0300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  16 December, 2009

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary